ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES FISCAL 2006
THIRD QUARTER RESULTS
TORONTO, ON – August 10, 2006 – Envoy Communications Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its third quarter and nine months ended June 30, 2006.
Revenues for the quarter were $7.5 million compared to $12.0 million for the third quarter of 2005. The net loss for the quarter was $1.1 million or ($0.05) per common share, compared to net earnings of $3.6 million, or $0.17 per common share for the same period of 2005. In 2005 net earnings included net income of $1.9 million or $0.09 per common shares from discontinued operations.
For the nine months ended June 30, 2006, revenues were $23.9 million compared to $31.3 million for third quarter of 2005. The net loss for the period was $2.7 million or ($0.13) per common share, compared to net earnings of $5.1 million or $0.23 per common share for the same period last year. In 2005 net earnings included net income of $1.8 million or $0.08 per common share from discontinued operations.
Earlier in the year Envoy undertook a significant restructuring program in order to reposition the company and align costs with revenues. “We have seen a positive impact of this restructuring on our UK and European operations. In North America the positive impact has been slower to materialize. However, we were successful, during the latest quarter, in winning three new customer relationships. These wins will add substantial new revenue to our North American operations in fiscal 2007 and 2008” said Envoy’s CEO, Geoff Genovese.
Envoy incurred a loss of $250,000 on its investments in the third quarter, compared with investment earnings of $500,000 in the same period last year. “Our investment earnings were negatively impacted by a downturn in global investment markets during the quarter. As a result, we missed our earnings target for our investment portfolio in the quarter. Already, the markets have improved from the lows of May and June, but have not returned to the highs achieved in April” said Envoy’s CFO Joe Leeder. “Going forward, we will remain cautious in making investments, with a view to preserving our capital and generating above average returns”.
Envoy acquired an additional 10% of the shares of Parker Williams Design Limited in the United Kingdom in June, 2006, thereby increasing its ownership to 80% of the shares.
In the first nine months of this fiscal year, Envoy repurchased 1,320,397 shares under its normal course issuer bid program. Subsequent to the end of the third quarter, Envoy purchased an additional 285,705 shares. With these additional share purchases, Envoy has purchased the maximum number of shares allowed under the Share Repurchase Plan announced in August, 2005 (2,013,182 shares). As at June 30, 2006 there were 19,687,120 shares outstanding.

Envoy management had previously anticipated the company would be profitable for the year. As a result of the lower investment earnings and the slower turnaround of the North American business units, management believes that the company will not be profitable from operations in 2006.
Management’s discussion and analysis, containing a full analysis of financial results, is available on SEDAR.
About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	June 30	September 30
As at:	2006	2005
Current assets	$19,198,426	$44,759,297
Long-term assets	57,115,676	38,192,230

	76,314,102	82,951,527

Current liabilities	7,444,273	8,843,093
Long-term liabilities	188,422	252,093

	7,632,695	9,095,186

Minority interest	237,324	300,858

Shareholders’ equity	68,444,083	73,555,483

	$76,314,102	$82,951,527

Financial Highlights
Envoy Communications Group Inc.
Consolidated Statements of Operations
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

	June 30	June 30
For the nine months ended:	2006	2005

Net revenue	$23,867,638	$31,260,366

Operating expenses:
Salaries and benefits	18,209,735	20,492,955
General and administrative	4,463,682	5,362,970
Occupancy costs	1,951,703	2,351,624

	24,625,120	28,207,549

Depreciation	1,543,289	1,839,500

Amortization of intangible assets	53,581	—

Investment Earnings	(1,174,136)	(2,043,389)

Interest (income) expense and financing costs	(66,669)	(87,217)

	24,981,185	27,916,443

(Loss) earnings before restructuring expense, income taxes, minority interest and discontinued operations	(1,113,547)	3,343,923

Restructuring expense	(1,856,417)	—

(Loss) earnings before income taxes, minority interest and discontinued operations	(2,969,964)	3,343,923

Income tax (recovery) expense	(640,810)	—

(Loss) earnings before minority interest and discontinued operations	(2,329,154)	3,343,923

Minority interest	352,242	88,238

(Loss) earnings from continuing operations	(2,681,396)	3,255,685

(Loss) earnings from discontinued operations, net of income taxes	—	1,801,507

Net (loss) earnings	(2,681,396)	5,057,192

(Loss) earnings per share
Basic	$(0.13)	$0.23
Diluted	$(0.13)	$0.23

(Loss) earnings per share — continuing operations
Basic	$(0.13)	$0.15
Diluted	$(0.13)	$0.15

(Loss) earnings per share — discontinued operations
Basic	$—	$0.08
Diluted	$—	$0.08

Weighted average number of common shares outstanding — basic	20,791,146	22,383,610
Weighted average number of common shares outstanding — fully diluted	20,804,755	22,383,610

Envoy Communications Group Inc.
Consolidated Statements of Deficit
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

Deficit, beginning of year	$(42,402,587)	$(48,344,277)

Net (loss) earnings	(2,681,396)	5,057,192

Deficit, end of year	$(45,083,983)	$(43,287,085)

Financial Highlights
Envoy Communications Group Inc.
Consolidated Statements of Operations
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

	June 30	June 30
For the three months ended:	2006	2005

Net revenue	$7,469,947	$12,001,603

Operating expenses:
Salaries and benefits	5,592,783	7,925,936
General and administrative	1,602,833	1,669,901
Occupancy costs	397,000	526,377

	7,592,616	10,122,214

Depreciation	499,784	664,054

Amortization of intangible assets	17,952	—

Investment Earnings	249,098	(540,834)

Interest (income) expense and financing costs	(23,224)	(31,620)

	8,336,226	10,213,814

(Loss) earnings before restructuring expense, income taxes, minority interest and	(866,279)	1,787,789

Income tax (recovery) expense	177,755	—

(Loss) earnings before minority interest and discontinued operations	(1,044,034)	1,787,789

Minority interest	74,751	80,226

(Loss) earnings from continuing operations	(1,118,785)	1,707,563

(Loss) earnings from discontinued operations, net of income taxes	—	1,890,880

Net (loss) earnings	(1,118,785)	3,598,443

(Loss) earnings per share
Basic	$(0.05)	$0.17
Diluted	$(0.05)	$0.17

(Loss) earnings per share — continuing operations
Basic	$(0.05)	$0.08
Diluted	$(0.05)	$0.08

(Loss) earnings per share — discontinued operations
Basic	$—	$0.09
Diluted	$—	$0.09

Weighted average number of common shares outstanding — basic	20,366,095	21,737,927
Weighted average number of common shares outstanding — fully diluted	20,379,704	21,737,927

Envoy Communications Group Inc.
Consolidated Statements of Deficit
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

Deficit, beginning of year	$(43,965,198)	$(46,885,528)

Net (loss) earnings	(1,118,785)	3,598,443

Deficit, end of year	$(45,083,983)	$(43,287,085)